April 6, 2020

Walter W. Bettinger II
Chief Executive Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

       Re: The Charles Schwab Corporation
           Registration Statement on Form S-4
           Filed March 10, 2020
           File No. 333-237064

Dear Mr. Bettinger II:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers, page 1

1. Please disclose here the share ownership percentages that current shareholders of TD
       Ameritrade, as well as current shareholders of TD Bank, will hold following completion of the merger.
2. Please add a question and answer to describe what TD Bank's shareholders will receive in the merger. In addition, describe the relationship between TD Ameritrade and TD
       Bank, as well as the insured deposit account agreement entered into in connection with the merger transaction, as referenced on page 190.
 Walter W. Bettinger II
FirstName LastNameWalter W. Bettinger II
The Charles Schwab Corporation
Comapany NameThe Charles Schwab Corporation
April 6, 2020
Page 6,
April 2 2020 Page 2
FirstName LastName
Summary, page 18

3. Please include an organization chart depicting the organizational structure of Schwab and
         TD Ameritrade both prior to and after the consummation of the transaction. This chart should also illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.
4. It appears based on the discussion in the Background of the Merger section on pages 105-
         106 that TD Ameritrade's significant shareholders agreed to sign a voting agreement in favor of the merger with Schwab subject to the so called "Nebraska provision" in Section
         4.06 of the Voting and Support Agreement filed as Annex D. If this provision is material to the merger transaction as a whole, please add it to the summary section or advise.
Risk Factors, page 66

5. Please add a risk factor to discuss the potential conflict of interests between TD
         Ameritrade and TD Bank's shareholders as it relates to the merger transaction.
Background of the Merger, page 93

6. We note your discussion in the last paragraph on page 102 and first partial paragraph on page 103 that "it was the consensus of the strategic development committee that no other third party could reasonably be expected to propose and consummate a transaction that would provide equivalent or greater value to TD Ameritrade shareholders." Please disclose if TD Ameritrade requested or received any other alternative merger proposals in the course of merger negotiations with Schwab.
7. Refer to the selected comparable company analysis section beginning on page 126. Please disclose the comparable companies' stock prices and EPS values, in addition to disclosing the median and average values.
The Merger
Certain Relationships between Schwab and TD Ameritrade, page 107

8. We note your disclosure that no related party transactions took place that had an aggregate value in excess of 1% of either party's consolidated revenues. Please disclose related party transactions that exceeded $120,000 because neither Schwab nor TD Ameritrade appear to qualify as smaller reporting companies or emerging growth companies. In the alternative please advise. Refer to Item 404(a) of Regulation S-K. Material U.S. Federal Income Tax Consequences of the Merger, page 177

9. Please remove the statement on the bottom of page 179 that the tax summary "is for general information only." For guidance refer generally to Section III of Staff Legal
         Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website at www.sec.gov.
 Walter W. Bettinger II
The Charles Schwab Corporation
April 6, 2020
Page 3
Part II
Signatures, page II-6

10. Please revise your signature page to have your principal accounting officer or controller sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she signed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lori Empie at (202) 551-3714 or Cara Lubit at (202) 551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.



                                                            Sincerely,
FirstName LastNameWalter W. Bettinger II
                                                            Division of
Corporation Finance
Comapany NameThe Charles Schwab Corporation
                                                            Office of Finance
April 6, 2020 Page 3
cc:       Lee Hochbaum, Esq.
FirstName LastName